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                                                               EXHIBIT (a)(1)(b)

FROM:      Walid Maghribi

SUBJECT:  OFFER TO EXCHANGE OPTIONS

DATE:       October 10, 2002

        IMPORTANT NEWS -- PLEASE READ IMMEDIATELY AND TAKE ACTION BEFORE
                   5:00 P.M. PACIFIC TIME ON NOVEMBER 8, 2002

     Some of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our shares. We believe these options do not provide adequate incentives because of their high exercise prices. In our continuing effort to motivate and reward valued employees for their important contributions to our success, we are announcing an offer to exchange certain stock options. This offer is designed to provide eligible employees the opportunity to potentially restore the value of their stock options in the near future. The offer is voluntary, and it begins today.

     The offer will provide all eligible employees holding stock options with exercise prices above $7.50 per share, other than those granted under the 1999 Stock Plan, the opportunity to exchange their outstanding stock options for options exercisable at the fair market value of our stock on the day we grant the new options, which we expect to be May 12, 2003. Options granted under the 1999 Stock Plan are not eligible to be exchanged in this offer.

     We are making the offer upon the terms and conditions described in (1) the Offer to Exchange Certain Outstanding Options for New Options (which is generally referred to as the offer to exchange); (2) this letter; (3) the election form; and (4) the withdrawal form. Together, these are referred to as the offer documents. PLEASE READ THE OFFER DOCUMENTS CAREFULLY SO THAT YOU WILL UNDERSTAND THE RISKS OF PARTICIPATING BEFORE YOU MAKE ANY DECISIONS REGARDING THE OFFER. THIS OFFER EXPIRES AT 5:00 P.M. PACIFIC TIME ON NOVEMBER 8, 2002.

     As described in the offer documents, we are making this offer to eligible employees and consultants who live and work in the United States; officers and directors are not eligible. Eligible employees and consultants will be able to elect to exchange eligible options for a smaller number of new options that will be granted in May of 2003. Eligible options elected for exchange will be cancelled on the business day after this offer expires, and we will issue promises to grant the new options conditioned on the participant's continued employment. If you elect to exchange your options but do not remain an employee or consultant on the day we grant the new options, you will not receive any of the new options nor will you receive any compensation for the options you elected to have cancelled. The new options will be granted on the first business day that is at least six months and one day after the date on which we cancel the options elected to be exchanged. We expect to grant the new options on May 12, 2003, unless the cancellation of the options are delayed as a result of a postponement in the expiration of the offer.

     Since we are not granting the new options until May 12, 2003 at the earliest, we cannot predict the exercise price of the new options. It may be higher or lower than the exercise price of the options you exchanged, resulting in a loss of some of your stock option benefit. If you decide to participate in the offer, this is a risk you take.

     The number of shares subject to each new option will be determined according to the exercise price of the exchanged option it replaces. If an exchanged option had an exercise price:

      (i) between $7.51 per share and $20.00 per share, it will be replaced with a new option covering 1 share for every 2 shares covered by the exchanged option;

     (ii) at or above $20.01 per share, it will be replaced with a new option covering 1 share for every 3 shares covered by the exchanged option.

     As a condition to the offer, if you elect to exchange any options, you must also elect to exchange all options granted to you on or after April 10, 2002.

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     Each new option will generally be granted under, and subject to the terms of, the same stock option plan as the exchanged option it replaces, except that if the exchanged option is under the 1996 Incentive Stock Option Plan or under a stand alone option agreement, it will be replaced with a new option granted under the 2002 Nonstatutory Stock Option Plan. Each new option will also be subject to a new stock option agreement between you and us.

     The new options will also be subject to a new vesting schedule, under which 25% of the shares subject to each new option will be vested as of the date the option is granted and an additional 25% of the shares will vest on each subsequent anniversary of the option grant date. This means that your new option will be fully vested on the 3rd anniversary of the day it was granted, subject to your continued employment on each relevant vesting date.

     Participation is completely voluntary. Please review each of your stock option grants, as you may decide to accept or reject this offer as to each individual grant or you may decide not to participate at all. You may decide to exchange some of your grants, all of your grants or none of your grants. It is up to you. If you choose not to participate, you will retain your current options under their current terms and conditions. We recommend that you speak with your personal financial advisor to weigh the benefits and risks involved in participating in this offer.

     To participate in the offer, you must properly complete the election form and return it to Lynn Bragdon before the offer expires at 5:00 p.m., Pacific Time, on November 8, 2002. If the offer period is extended, we will notify you of the new expiration date. If your election form has not been received by Lynn Bragdon before the offer expires, you will have rejected this offer and you will keep your current options.

     Again, please take the time to carefully read the offer documents. This letter is an introduction to the offer, but does not detail all the terms and conditions that apply. As a result, it is very important that you read the remaining offer documents.

     If the offer documents do not contain all the information you need, please direct any questions to Lynn Bragdon at (978) 670-9088.

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